Oro East Mining, Inc 1127 Webster Street, Suite 28 Oakland, CA 94607

January 24, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Angela J. Halac, Senior Staff Accountant

Re: Oro East Mining Incorporated Item 4.01 Form 8-K Filed April 6, 2011 File No. 000-53136

Ladies and Gentlemen:

On behalf of the Company, we apologize for the delayed responses due to clerical error and are now responding to comments contained in the Staff letter, dated April 8, 2011 addressed to Mr. Tian Qing Chen, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 8-K filed April 6, 2011.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the Form 8-K. Where applicable, the revised pages or sections Form 8-K have been referenced.

Form 8-K April 6, 2011

General

1. It appears that your disclosure in the first paragraph which states that your auditor, Paritz &Co. was dismissed is inconsistent with paragraph 3, 4 and 9 which states “through the date of the resignation” and ‘through the date of change in accountants”. Please revise your disclosure in these paragraphs to clearly state “through the date of dismissal” or through March 17, 2011.

COMPANY RESPONSE

We apologize for the oversight and have revised the document accordingly to state “During 2008, 2009 fiscal years and subsequent interim period through March 17, 2011 the date of dismissal”

2. Please file an updated letter from your former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-B.

COMPANY RESPONSE

We have repeatedly attempted to contact Paritz &Co our former auditor with no response in regards to item 304 disclosures. With the repeated failure to respond the company has filed the updated form 8-K without the letter and will amend the filing if and when we can obtain the letter.

 On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Tian Qing Chen

                                                                                        /S/ Tian Qing Chen
By:___________________________
Mr. Tian Qing Chen
                                                                                           Chief Executive Officer